Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

On On Tuesday, November 29, 2021, Pieter Taselaar, co-chief executive officer and a director of European Sustainable Growth Acquisition Corp., a Cayman Islands exempted company (“EUSG”), participated in an interview with Seeking Alpha’s Alpha Trader podcast. The podcast aired on Wednesday, December 1, 2021 and the transcript of the interview is set forth below.

SEEKING ALPHA’S ALPHA TRADER INTERVIEW – PIETER TASELAAR

Wednesday, December 1, 2021

Stephen Alpher (Alpha Trader):	We are joined now by our guest Pieter Taselaar, he’s the founding partner and portfolio manager of Lucerne Capital Management, which is roughly $1.5 billion of assets. He is also the CEO of the European Sustainable Growth Acquisition Corp., which, yes, is a SPAC, and recently announced plan to acquire ADS Tech Energy, a German-based company that manufactures EV-charging stations that can charge batteries in minutes without putting strain on the cities’ electrical grids. Sounds maybe too good to be true, but Pieter, it it’s great to have you here, welcome to ‘Alpha Trader.’

Pieter Taselaar (EUSG):	Thanks for having me. Yeah, that was a great introduction.

Aaron Task (Alpha Trader):	I can read. I’ve learned to read. So before we get into the nuts and bolts of your investments, Steve and I just talked at length about some of the big picture concerns that seemingly propped just last week, the omicron variant of Covid obviously, and then on Tuesday morning Jerome Powell coming out with much more hawkish testimonies than I think people expected. Does any of that change how you’re investing as we speak here today, Tuesday midday?

Taselaar:	Well, yeah, it’s okay — two elements, right, that are on everybody’s minds on a daily if not hourly basis right now, it’s the new Covid variant, omicron, and then it’s the facts of whether inflation is transitory or whether we are entering a period of sustainably higher inflation levels. Everybody has their personal opinions about it. I think about the new Covid variant, I don’t think we have enough information to really make any finite decisions about whether this is more lethal or transmissible or whether the vaccines are working or not. I think the Moderna CEO came out with the statement this morning that the vaccines may not work as well for the new variant as the previous ones. I sometimes wonder how independent the view is right of a commercial organization like Moderna. I think it’s to their advantage if they would have to actually come up with a new booster, a new cocktail. I think it’s really in his interest to sort of share that the existing boosters are working against the new variant. So, I think — I’m sure the FDA and all the scientists, though, put proper checks and balances in place, but I think that all the statements that you are reading now, it is too early to draw conclusions from.

Task:	Okay, so short story, have you sold anything or take any defensive steps since last week when the reports of the South African variant first started, really getting a lot of attention?

Taselaar:	Yes, yes. So, what we have done is we have not really taken a different stance in terms of, okay, we want to be more or less exposed to real economy stocks or value or growth to certain factor, but what we have done across the board is basically we’ve reduced the gross exposure of the book a little bit, expecting more volatility into year end. I think the lower gross exposure is an appropriate adjustment to make towards that. And we don’t have any firm views as to whether this is gonna have a lasting impact — of course Covid had a lasting impact on economic growth, but whether this is going to be so much worse than any previous variants like the beta and the delta variant. So, in terms of Powell’s comments today, I think he has access to more data than we have, but our fundamental view is that, yes, there’s pent-up demand in the economy right now. On the other hand you see a lot of capacity being added in virtually every vertical, every industry worldwide. And then I think global GDP right now is not really that much higher than pre-Covid. If nothing else, it’s at the same level. So a lot of the inflation, in our view, is coming from bottlenecking. So it’s really shortage of shipping, bottlenecking in the ports, and the start of facilities not going smoothly. When a factory has been shut down for a year, you invariably face some hiccups restarting those operations again. So, we think you could very well look at the situation about maybe 12-18 months from now, and it may think longer than that even, but where you look at very low inflation rates again because the number one that comes will be very easy, right, you’re looking at very high prices right now, so maybe a year from now prices will not be that high if that extra capacity and supply is coming on stream, if the bottlenecking is sort of easing and the pent-up demand is also easing sort of easing. We think all of — a lot of the underlying factors that sort were the causes for the low inflation figures are still in place. And the big factor we believe is really technology so that of people can comparison shop, companies become more efficient, more higher automation levels. So we think that’s really — those driving factors are still in place. So we think long-term — yeah, short term, I can see why Mike Powell wants to temper pretty primarily inflation expectations, because it can spin out of control right. People think inflation is gonna be higher than — it becomes sort of a self-revealing prophecy, so I can see why he said what he said today. But, again, longer term, I wouldn’t pay too much credence to it.

Alpher:	Elon Musk, who has a little bit to do with EVs, tweeted out yesterday, ‘Oh man, this year has been such a supply chain nightmare and it’s not over! I will provide an updated product roadmap on next earnings call.’ So, to the extent that there are shortages, that there are supply chain issues, maybe that’s a good thing for the companies that actually supply the nuts and bolts that are driving EVs, because if there are shortages, seems to me they have some pricing power.

Taselaar:	Yeah, so what we as Lucerne Capital have done is really we looked at that. You know, the supply chain issues are real. And in spite of our benign view on an 18-24 months view basis, I think in the next 12-18 months, they will continue to be real. So what we have done, we basically went back and studied the supply chain particularly in EVs and all other — you know, a lot of other technology supply chains, and where you see particular shortage is in the semiconductors. So where we have invested quite aggressively is in the CAPEX place, so the companies that make the machinery to make semiconductors. And that’s sort of — as you can tell from my accent probably, I’m European, I was born and raised in the Netherlands. That also happens to be a technology hub in terms of semiconductor technology. So you have global world leaders like ASML, which is the world’s most sophisticated way for technology. You have BE semiconductors, which is basically making more manufacturing equipment for the back end for the semiconductor technologies. So all guys like Intel, you know, Taiwan Semiconductors, they are their clients, they need to expand their capacity because they are supplying them to the ones like Samsung and Apple and users of consumer electronics. But we decided to invest right at the beginning of the supply chain. And we talk to these guys like ASML, BE Semiconductors, etc., on a weekly basis, and on a weekly basis they see their order backlog still increasing. You see players like Intel, Taiwan Semi, sort of panicking because they need to expand capacity, they need to expand it yesterday. So they keep ordering and they’re willing to pay higher prices, because whoever pays the most will get the most products the most quickly.

Task:	So, there’s a couple of questions, maybe more clarification for me on those points. So, first of all, you focus on Europe. You only invest in European stocks?

Taselaar:	We do only invest in European stocks, but I think it’s a little bit of a misconception that because if you only invest in European stocks, you just invest in Europe. Actually, as a matter of fact, a company like ASML a company like BE Semi-Conductor, the ones I just mentioned, they happen to be listed in the Netherlands, but their revenues are maybe 20-25% Europe and the rest is Asia, North —

Task:	Right, they’re global players. Sure.

Taselaar:	Yeah, they’re global players. So we use that portal of investing in Europe to maximize performance. And we like Europe as a portal because it’s not as well covered by sell side and buy side analysts as many of the — as the U.S. stocks.

Task:	For sure.

Taselaar:	So we have more of a hedge on the European stocks than U.S. stocks. But, look, if we like a growth profile, growth picture better in Europe, then we would pick some stocks in Europe that are very heavily exposed in the United States, and then similarly to Asia if we like that, or emerging markets, or if we like domestic Europe, if we think Germany is in recovery mode, then we focus on that. So we definitely — we have a very global view of the world, global investment view, and again, we use Europe as a portal. That’s mostly because I was born and raised there and my business partner was born and raised there. We just know it very well.

Task:	Got it. That certainly makes sense. And you’ve answered my other misconception, which was that you focus exclusively on the EV segment. You were pitched to us from a PR firm a couple of weeks ago, it seems like a long time ago, but EV stocks were — you know, had a bit of a mini-craze in mid-November after President Biden’s infrastructure spending bill was signed into law, which allocated $7.5 billion to the development of 500,000 public EV charging stations. We also had the Rivian IPO, which people were very excited about for a half-minute. It doesn’t sound like you would be invested in Rivian, but what — was that a momentary bit of irrational exuberance from the investing public or was there a legitimate reason for people to get excited over the sector? I should also note Ford has had a big jump, GM has had a big rally, in part on the expectation and evidence that they are becoming more focused on the EVs.

Taselaar:	Yeah, I think it’s interesting, right, because coming from Europe, especially northern Europe, I think the whole concept of sustainability, carbon neutrality, etc., is much more ingrained in the culture and into people’s daily lives and also into the corporate cultures. So maybe that’s what I would pitch to you as like an EV sustainability if we were doing something like that. Yeah, I have to say, if you look at Scandinavia, if you look at countries like Sweden, Norway, Denmark, Finland, etc., there is a lot of innovation going on in terms of sustainability, carbon capture technologies, electric vehicles, battery technology, etc., so it is a very good area to be exposed to if you want to invest in EV-related themes and sustainability-related themes. And the way — the other reason, probably, why I came across as an EV expert is that we did IPO, our blank check company, European Sustainable Growth Acquisition Corporation, in January in the symbol EUSG, and through our European network we found this company just outside of Stuttgart, which makes these ultra-fast battery-buffered chargers. You know, that’s something that we think is going to be a big part of the whole ecosystem in terms of the EVs, right? Because if the forecast that Tesla, Lucid, etc., are giving you about the number of cars they’re going to sell, you know, pretty quickly, 5 years down the road, you are looking at 30 million cars annually that are being sold, they will have to be charged. There’s no way that even the Biden plan, what you said, getting up to 500,000 chargers in the nation, is going to be able to charge those cars that are going to be hitting the road. So I think you’re going to see massive investments in infrastructure. Right now, there’s a big limitation in terms of the grid capacity, so most chargers are level 1, 2 and 3 chargers, they’re all AC chargers that put a lot of pressure on the grid, and the electric grid in the United States and elsewhere are just not powerful enough to —

Task:	Or stable enough, you know, they’re rickety. That’s a whole other conversation, but yeah —

Taselaar:	Yeah.

Task:	I saw it happen in Texas last year. So as I mentioned, the top guy company is ADS Tech and Energy —

Taselaar:	Yeah, so we hope to close this deal. I mean, there’s quite a backup now at the SEC with a lot of companies de-SPAC’d etc., but we did our final — hopefully final F4 filing, and we hope to be closed and listed under different symbol, ADSE, by about middle of December.

Task:	Wow.

Taselaar:	And then I think it will get a lot more attention, because I think then it will be truly an EV stock.

Task:	Got it. And what’s interesting, because we were talking about the Scandinavian countries, I was thinking, yeah, of course, we all want to be like Scandinavian countries, you know, they’re beautiful, people are beautiful, everyone seems healthy and happy. If I wanted to invest there, is there an ETF that sort of covered that area of the world? And frankly, the only big hesitation I would have about investing in your SPAC is the fact that it’s a SPAC.

Taselaar:	Yeah.

Task:	Why did you go that route? And do you think SPACs have gotten a bad name?

Taselaar:	No. Yeah, I think SPACs have gotten a bad name because — I don’t think for — I think for a lot of reasons, actually, because if you could look — if I would play devil’s advocate, you could say, okay, well, SPACs have gotten very popular and a lot of people, maybe un-professionals have gotten involved in the game in order to make a quick buck and maybe have been ‘misleading’ the retail investor. So, I can see that the SEC would be worried about that because you basically list a blank-check company and a blank-check company doesn’t know yet what kind of business it’s going to buy. So, in a way you could see it circumventing — in my opinion, at least — you could see it as a way of circumventing SEC regulations that want to us to go through when one does an idea of a normal company, right? It has to sort of — you have to sort of skate the last 10 years, order the figures, etc., etc., etc. So I can see how SEC had gotten tougher on SPACs and has clamped down on them. But then there are expectations like — of course, I’m biased, but where we saw the opportunity was we saw the valuation gap, the differences between Europe and U.S. If you look at similar companies in almost any industry in the U.S. and Europe, European companies tend to trade at a 50-60% discount to their U.S. peers. I think the reason for that is you have a lot more — there’s much more of an equity culture in the U.S. and you’ve got more retail money involved, you’ve got more broker firms. And Europe is a little bit more backward in that way, you know, the big venture firms and the retail investors don’t really look at equity markets that much, they invest in real estate, they invest in fixed income, and there’s all the rest of classes. But that’s [inaudible] versus the opportunity. If we find a European company in our backyard, you know, where there’s not a lot of competition to look for targets, and we can list it in the U.S., then, number one, we can buy a high technology company at an attractive price and list it on an exchange where there’s very deep pockets of capital. And if you look at a technology that’s scalable globally, you need access to the capital markets and there’s no capital market like the U.S., you know, NASDAQ and New York Stock Exchange. So, we think we picked the best of both worlds. We did a lot of due diligence on this company, it’s partly owned by Bosch, the German conglomerate, and it didn’t fit within the core long-term strategy of Bosch so we were able to buy it at an attractive multiple and — yeah, and list it on NASDAQ and scale it from there in minutes.

Alpher:	Speaking of fast charging. I wanted to talk about a stock that you like, which is Wolfspeed, which is the old Cree if I’m not mistaken. It’s had a rough couple of days along with the market, I think it’s down by about 10 percent. You talked earlier about maybe raising some cash or getting prepared for a little more volatility. Was this a name that you kind of lightened up on or are you buying the dip in Wolfspeed?

Taselaar:	No, Wolfspeed, I would definitely buy the dip. I compare this — it’s a little bit further down the chain, right, of semiconductors, but what Wolfspeed is making is they make a silicon carbide semiconductors, and silicon carbide is very important material because the likes of Lucid and Tesla, etc., they have to buy silicon carbide semiconductors because silicon carbide basically enables a battery to charge faster, remain charged longer, while not getting hot. But silicon carbide, in terms of battery technology, is a critical, critical material. And Wolfspeed has really — I won’t say perfected, I don’t think they’re hundred percent there yet, but they are a couple of years ahead of the competition in terms of producing silicon carbide semiconductors. So, for all these electric vehicle producers, also the traditional guys like Ford and General Motors, everybody who’s getting into the EV space, they basically have only one go-to manufacturer to buy these semiconductors and that’s Wolfspeed, you know, formally Cree. So they have tremendous — they have tremendous market share in that area. Their target market is growing 30 to 50 percent a year, and they have a lot of pricing power because they’re the only guys producing it. So we love those kind of positions. You know, it’s the same with ASML in Netherlands and wafer technology. You need any manufacturer of semiconductors, whether silicon carbide or not, they have to buy facilities and equipment from ASML, and ASML has a 90 percent market share, so they have the best technology and it’s sort of a virtuous cycle. So the guys that are ahead get further and further ahead because they have more cash flow, they have more money to put into R&D, so their head start is only increasing, improving, if they are well-managed. And I happen to like the management of Wolfspeed very well, very much. ASML is another one that we like very much. There are some smaller ones in Europe that — it would probably be hard to buy that for retail investors. Some brokers can buy on local exchanges, but one we’re extremely excited about is — you’ll probably take a pen out to to write down all the vowels, but it’s in Germany, it’s called PVA TePla, and what they make is they — again, they’re very early on in the capex cycle, they make the machinery that crystallizes silicon carbide. So they are delivering to the likes of Wolfspeed. Wolfspeed is a client of theirs. So, again, you go in a little bit earlier in that supply chain, and that for us is ideal. And PVA TePla, again, is one of two companies in the world that can make that sort of equipment. And again, they have a tremendous head start against the competition. So I think — I think in these wobbles, yeah, you have to believe in the technology you invest in, you have to believe in the long-term growth trends of the markets you invest in and the company’s market position, and that they have the moat to maintain that market position. With our company in Netherlands there, we definitely have that. So, [inaudible], you know, again, today people may think that the 10-year race will go at 5, 6, 7 percent. Even if that were the case, probably the stocks would not perform very well for six months, but they will sort of — you know, they will overcompensate for that and they’ll keep growing in spite of that.

Task:	Right. And just for those curious, PVA KePla, the symbol is TPLF, so no vowels in the symbol, but a lot of vowels in the name of the company. Pieter, appreciate your time and insights here, and I appreciate our audience for staying tuned if you’ve made it this far. So, you obviously — you’re investing in the infrastructure of the electronic vehicle market — electric vehicle market, excuse me, the picks and shovels as it were. So, do you care, for lack of a better word, whether it’s Tesla or Rivian or Lucid or Ford or Volkswagen or GM or Mercedes or whoever else is out there, you have all those Chinese EV makers we haven’t even talked about, you know, who emerges as the dominant player or has that ship already sailed? You know, that’s why some people are so enamored of Tesla, because they think they have such a leadership place and, to your earlier point, it will continue to accrue to the positive for them.

Taselaar:	I think — it’s a very good question, actually. Number one, I don’t care. Number two, I wouldn’t invest in those companies because I think it’s going to be very commoditized. So, for now, Tesla may have a head start, but, you know, I’m pretty plugged into the likes of BMW, Volkswagen, Audi, etc. They’re plowing a lot of resources into a battery technology, etc., and I want to ensure that they’ll all catch up and it will become a commoditized product. The Chinese are onto it, you know, Ford, General Motors, Chrysler, whatever. They can hire all the smart people, and I think it will become, again, a commoditized product like the internal combustion engine vehicles are right now.

Task:	So would you short Tesla if you could? I don’t know if you can shorten the firm.

Taselaar:	No, we can short, but I think it’s too early. I think that they have the head start for now and may have it for another one or two years, but it will — you know, the shorting game is tricky, you know, one or two years is a long time, a long time horizon to be short. And it’s tough to exactly pinpoint when they lose their competitive advantage edge. It will — invariably, undoubtedly, it will happen, but, you know, if they maintain it for another two years, the stock may still triple from current levels. So, I wouldn’t take that bet.

Task:	Okay. And before wrapping, I don’t know if Stephen had any other questions for you. You’ve talked earlier about the penetration of the EV market and — this is obviously very anecdotal. I was recently in a conversation with a group of people, I would call some of them car guys, they’re really into autos, and one of them said something that kind of struck me, talked about how quickly the iPhone became — you know, gained market share. And when it first came out, you know, Nokia was huge and people were like, ‘What do I need this phone for?’ Are we gonna be surprised at how quickly the internal combustion engine as we know it goes away? I mean, what’s the time frame for that, if true?

Taselaar:	Yeah. I think, again, very good point. I think we will be surprised and we actually have some life examples of what might happen. So, a real-life example is the country of Norway, tiny country, Scandinavia, but they will basically ban the sale of internal combustion engine cars by 2025, so which is quite soon; if not completely, ban it, they’ll tax it at such a level that it’s prohibitively expensive to buy one. And what you see now already is that the general public, if you look at the — at the current run rate, about 40 to 50 percent of all cars sold are electric vehicles in Norway. So you see that the public is not waiting until 2025 to buy electric vehicles and to stop buying ICE vehicles. It’s now 2021 and already you’re seeing that half the sales are electric vehicles. So I think if — if you get some sort of regulation, that by 2030 or 2035 in the U.S., you would prohibitively tax ICE cars, you know, internal combustion, fossil fuel cars, I think the general public will react a lot more quickly and act more quickly, way before those deadlines are set. And that’s what you see in Norway, that’s what you saw with the iPhones that are now regulatory — there were no tax issues, but just convenience, etc. — I think you’ll see the same with the electric vehicles. So, I think the ramp-up will be a lot more quicker than consensus is thinking now and than you can derive from all those analysts’ projections. So I think — I think, you know, the sort of consensus growth for EV sales is 30 percent annually between ‘21 and ‘25. If you ask me personally, I would think — I would double that number to 60 percent growth or even higher. But that’s just based on my personal observation, talking to companies, etc.

Task:	Yeah, it will be. And you put your money where your mouth is, or at least your firm’s money, which is what it’s all about — at least for these purposes.

Taselaar:	And there’s a lot of other areas, too, right? I mean, we think of the whole energy area in terms of utilities. Utilities are moving away from fossil fuel to alternative energy sources, you know, hydro, solar, wind, and we’re definitely finding a lot of ideas there too and just play into that. You know, that maybe for another time, another discussion, but definitely the whole theme of going carbon-neutral by 2030 has an impact on many industries and not just the automotive and transportation industry.

Task:	Alright. Well, yes, let’s have you back to talk about, you know, beyond the EVs and get an update on how they’re doing. We do have to leave it there. Our guest has been Pieter Taselaar, he’s a portfolio manager and founding partner of Lucerne Capital Management and the CEO of the European Sustainable Growth Acquisition Corp., which is a SPAC. Pieter, thank you for being with us today.

Taselaar:	Okay. Good. And so, one conclusion is, like, if you see any setbacks in the market, sell anything except anything EV-related. (Laughs) Thanks for having me.

Task:	Bye-bye.

Taselaar:	Okay. Bye-bye.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.